Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

DIRECT TESTIMONY OF RICK L. MOORE

Managing Director - Corporate Development

SBC Communications Inc.

May 31, 2005

DIRECT TESTIMONY OF RICK L. MOORE

Managing Director - Corporate Development

SBC Communications Inc.*

Q.                                   PLEASE STATE YOUR NAME AND TITLE.

A1.                             My name is Rick L. Moore, Managing Director-Corporate Development of SBC Communications Inc., 175 E. Houston Street, Room 11-H-60, San Antonio, Texas 78205.*

Q.                                    PLEASE BRIEFLY DESCRIBE YOUR EDUCATIONAL BACKGROUND, WORK EXPERIENCE, AND CURRENT JOB RESPONSIBILITIES.

A2.                             I am responsible for certain of SBC’s mergers and acquisitions activities.  For more than twenty years, I have been involved in strategy development and responsible for the analysis, negotiation and execution of dozens of transactions on behalf of SBC and its affiliates.  I was directly involved in the evaluation of SBC’s strategic options and the analysis in connection with our decision to acquire AT&T.  I joined Southwestern Bell in 1976 and held various sales, product marketing and product management positions before moving to strategic development matters in 1984.  I hold a B.S. degree in Economics from Southwest Missouri State University.

I have been directly involved in SBC’s consideration of its strategic options to remain competitive in the rapidly transforming telecommunications industry.  I am intimately familiar with the strategic imperatives that drove SBC to seek to merge with AT&T Corp. (“AT&T”).

* Please see the Investor Disclosure Statement included as Exhibit A to this testimony.

Q.                                   WHAT IS THE PURPOSE OF YOUR TESTIMONY?

A.                                    The purpose of this testimony is to support the Joint Notice of Intent filed on February 28, 2005, by SBC and AT&T Corp. on behalf of its Arizona subsidiaries (the “Joint Notice”).  My testimony will generally describe the merger, its effects on the Arizona subsidiaries and the benefits we expect the Merger will provide.

Q.                                    PLEASE DESCRIBE THE PARTIES TO THE MERGER TRANSACTION AND THEIR ARIZONA OPERATING SUBSIDIARIES.

A.                                    SBC is a Delaware corporation with its principal place of business in San Antonio, Texas.  Because of the internal corporate reorganization which the Commission approved earlier this month in Decision No. 67827, SBC, as the holding company parent, has only two operating subsidiaries in Arizona:  SNET America, Inc. (“SNET”) and SBC Long Distance, LLC (“SBC LD”).

AT&T is a New York corporation with its principal place of business in Bedminster, New Jersey.  It is the holding company parent of three certificated operating subsidiaries in Arizona:  AT&T Communications of the Mountain States, Inc.; TCG Phoenix; and TCG Payphones, Inc.  AT&T just received Commission approval for the cancellation of ACC National Long Distance Corp.’s Certificate of Convenience and Necessity and it no longer provides service in Arizona.  AT&T is also currently in the process of selling all of its interest in TCG Payphones, Inc.

Q.                                    WHAT IS THE NATURE OF SNET’S AND SBC LD’S OPERATIONS IN ARIZONA?

A.                                    Our activities in Arizona are very minimal.  SNET has no assets in this state and provides resold intrastate long distance service.  It provides calling card and operator assisted services for the benefit of SBC Long Distance East customers who may be traveling in Arizona.  SNET had less than $1000 in revenue from these operations in 2004.  SBC LD provides voice, Frame Relay, ATM and Private Line Services in this state.  SBC LD’s predecessors had less than $5 million in Arizona intrastate gross operating revenues in 2004 and served less than 1/10th of one percent (0.1%) of the total residential and business lines which were in service for Qwest.  These two Arizona operating subsidiaries had approximately $23 million in physical assets in Arizona in 2004.  To place that in context for the Commission, SBC reported total worldwide assets of almost $109 billion in its 2004 Annual Report.

Q.                                   HOW WILL THE MERGER BE ACCOMPLISHED?

A.                                    AT&T will be merged into an SBC subsidiary that has been created for the specific purpose of facilitating the Merger.  AT&T will be the surviving entity for all legal purposes and will retain the name AT&T Corp.  AT&T shareholders will receive 0.77942 shares of SBC stock for each share of AT&T stock they own, as well as a one-time cash dividend from AT&T of $1.30 per AT&T share.  Upon completion, former AT&T shareholders will hold about 16% of SBC’s outstanding shares.  Attached to my testimony as Exhibit B is a two-page exhibit which shows pre- and post-transactions Organizational Charts.

Q.                                    WILL THE CLOSING OF THE MERGER RESULT IN ANY CHANGE FOR THE SBC OR AT&T ARIZONA OPERATING SUBSIDIARIES?

A.                                    No.  The Merger transaction will effect only an indirect change in the control of the AT&T subsidiaries, as SBC will become the corporate parent of AT&T.  The Merger will be transparent and seamless for the customers of the SBC subsidiaries and the AT&T subsidiaries in Arizona.  The closing of the Merger will not change the current rates, terms and conditions of service of any of the Arizona operating subsidiaries.  All entities certificated by the Commission will continue to exist in their current form and the Commission will retain the same regulatory authority that it possesses today over the Arizona SBC subsidiaries and the AT&T subsidiaries.

Q.                                    IN RELATION TO THE SBC AND AT&T ARIZONA OPERATING SUBSIDIARIES, WILL THE MERGER IMPAIR ANY OF THEIR FINANCIAL STATUS, PREVENT THEM FROM ATTRACTING CAPITAL AT FAIR AND REASONABLE TERMS OR IMPAIR THEIR ABILITY TO PROVIDE SAFE, REASONABLE AND ADEQUATE SERVICE?

A.                                    No.  I will discuss what we see as the numerous benefits and advantages of the Merger in just a moment.  But, to summarize, SBC has considerable financial strength to support these operations.  Its 2004 revenues were approximately $40.8 billion.  We expect the merger to result in substantial savings in both fixed and variable costs of all operations.  AT&T and its affiliates will benefit from SBC’s stronger balance sheet and better access to capital.  As for service delivery, we expect significant benefits by combining these two companies which have complementary strengths.  For example, the combination of SBC’s primarily local and regional network with AT&T’s national and global networks will increase efficiency, reliability and quality on the combined network.  Further,

SBC’s much larger capital expenditure budget and broader customer base produces an increased likelihood that research and development will earn an adequate return and reduces the risk of such investment.  Also, SBC’s emphasis on services to residential and small/medium-sized business customers—customer groups for which AT&T decided last year to cease active marketing—will provide the incentive for more rapid deployment of advanced technologies to these customers.

Q.                                    PLEASE PROVIDE THE COMMISSION AN OVERVIEW OF MERGER APPROVALS IN OTHER STATES AND AT THE FEDERAL LEVEL.

A.                                    The Merger requires approval or notice procedures in more than 30 states.  But, as of the filing date of this testimony, 23 states where approval or notice was required have already approved or chosen not to act on the Merger.  The FCC and Department of Justice have established a timeline that would permit a ruling on the Merger by mid-September.  We’d ask that this Commission approve the Joint Notice as soon as possible.

Q.                                    MR. MOORE, TO PLACE THE EXPECTED ADVANTAGES AND BENEFITS OF THE MERGER IN CONTEXT, PLEASE DISCUSS THE FACTORS WHICH HAVE AFFECTED THE COMMUNICATIONS INDUSTRY IN THE PAST DECADE.

A.                                   There are three principal factors:  (i) the exponential growth of wireless communications as a substitute for the traditional wireline services; (ii) the similarly explosive growth of the Internet as a method of communication, particularly over long distances; and (iii) the emergence of broadband applications, including cable modem and DSL, providing still other vehicles for communication that compete with traditional wireline service.

Q.                                    PLEASE DESCRIBE THE GROWTH OF THE WIRELESS MARKET IN THE PAST DECADE.

A.                                    Mobile wireless communication has exploded in recent years, driven by more efficient technologies, added spectrum and intense competition.  In Arizona, for example, FCC data shows that the number of wireless subscribers in the state grew about 200% between 1999 and 2004 and now total more than three million.(1)  As the graph below demonstrates, as these trends have been replicated nationwide, the price for wireless communications dropped dramatically.  Today, providers offer large bundles of anytime minutes and nationwide calling, which has met with a corresponding surge in usage.

Q.                                    HOW HAS THIS GROWTH AFFECTED TRADITIONAL WIRELINE REVENUES?

(1) See FCC, Local Telephone Competition:  Status as of June 30, 2004 at Table 13 (Dec. 2004).

A.                                    These developments have triggered a substantial migration of traffic from local and long distance wireline networks onto wireless networks.  Total wireless industry service revenues exceeded $97 billion in 2003, far surpassing wireline long distance revenues of $74 billion for the same period, and continue to comprise an increasing proportion of the total telecom marketplace.(2)

Q.                                    TURNING TO THE SECOND FACTOR YOU MENTIONED, HOW HAS INCREASED USE OF THE INTERNET AFFECTED THE COMMUNICATIONS INDUSTRY?

A.                                    There has been a massive increase in the number of online households and in the use of applications like e-mail.  Like the growth of wireless service, the rise of the Internet has also played an important role in the decline of long distance voice traffic.  The number of households with Internet access reached 64 million in 2003 and is expected to surpass 80 million by 2008.(3)

Q.                                    WHAT HAS BEEN THE EFFECT OF INCREASING ACCESS TO BROADBAND?

A.                                    The dramatic shift to broadband Internet access over the past few years, through both cable modem and DSL, has vastly expanded the content and services available to customers.  Broadband Internet connections increased from about 6 million in 2000(4) to 27 million in 2003.(5)

(2) US Telecom Data Book – 3Q 04, Deutsche Bank Securities Inc. (November 2004).

(3) US Telecom Data Book – 3Q 04, Deutsche Bank Securities Inc. (November 2004).

(4) Telecom Services 2001, JP Morgan (November 2, 2001).

(5) US Telecom Data Book – 3Q 04, Deutsche Bank Securities Inc. (November 2004).

Now, new broadband Internet technology is fueling the next transformation in telephony.  This new development, VoIP, is rapidly expanding as an alternative to local wireline and long distance calling from traditional operators.  VoIP is offered by a wide range of companies, including multi-system cable operators and numerous firms that did not exist a few years ago, such as Vonage, 8 x 8 and Broadvoice.

Q.                                    ARE CUSTOMERS DECREASING THEIR USE OF WIRELINE SERVICE IN CONJUNCTION WITH THEIR INCREASED USE OF WIRELESS, INTERNET, AND BROADBAND SERVICES?

A.                                    Yes.  These developments have dramatically reduced the volumes of wireline long distance traffic and corresponding revenues.  In 1998, the average household used 144 minutes per month for long distance calls.  By 2002, this number was down to an average of 90 minutes per month,(6) and, this year, it is expected to be approximately 71 minutes.(7)

Q.                                    WHAT HAVE BEEN THE CONSEQUENCES OF THESE TECHNOLOGICAL CHANGES FOR WIRELINE COMPETITION?

A.                                    Increasingly, voice telecommunications services have become “commoditized”:  that is, consumers treat them as a fungible commodity, like wheat or corn, that can be obtained from any number of sources.  As a result, demand for traditional wireline local and long distance services has declined significantly as substitutes like wireless, Internet and broadband have grown and as competitors continue to enter the telecommunications industry.

(6) FCC, Statistics of the Long Distance Telecommunications Industry Report (May 14, 2003).

(7) J. Bazinet, et al., J.P. Morgan, The Art of War at Table 10 (Nov. 7, 2003).

Q.                                    HOW HAVE THESE CHANGES ALTERED THE DYNAMICS OF THE TELECOMMUNICATIONS MARKETPLACE FOR PROVIDERS LIKE SBC AND AT&T?

A.                                    The technological changes of the past decade have had a significant effect on legacy providers of telecommunications services.  New advances in technologies, such as Internet Protocol (“IP”) and improvement in fiber optic transmission (e.g. wavelength division multiplexing), along with an influx of new competitive entrants in the late 1990s, spurred a massive increase in telecommunications investment.  After years of relative stability, capital spending across the industry surged to more than $120 billion in 2000, more than three times the amount spent in 1996.(8)  This surge in spending yielded significant excess transport capacity.  That excess capacity has led to low prices for customers, but also to reduced returns on investment for market participants.  Some previously strong and respected companies no longer exist, or are only a shadow of their former selves, and many new industry participants have faltered.

Q.                                   ARE THERE ANY PARTICULAR REASONS FOR THESE PROBLEMS?

A.                                    Following this cycle of over-expansion, the industry began to experience a slowdown in spending by businesses on new telecommunications and information systems.  During this time period, the industry was also struck with news of large scale fraud by certain participants.  The combination of these developments, combined with severe price deflation for many core legacy telecommunications

(8) The industry spent 36 percent of its total revenues on capital investments in 2000, up from 18 percent in 1996.  J.P. Morgan, Telecom Revenue and Capex Trends (May 29, 2002).

services, ultimately led to a period of retrenchment, during which the industry lost approximately $2 trillion in market value.  At the same time, the competitive landscape evolved dramatically in the ways I’ve described above.  These events, as I explain below, contributed to SBC’s strategic decision to acquire AT&T, with the objective of creating a stronger and more efficient competitor at all levels of the market.

Q.                                    PLEASE DESCRIBE THE RESPECTIVE STRENGTHS THAT SBC AND AT&T WOULD BRING TO THE COMBINED ORGANIZATION SO THAT IT MAY BETTER DEAL WITH THESE MARKET CONDITIONS.

A.                                    SBC and AT&T have complementary strengths and product sets and are focused on sales to different groups of customers.  SBC is primarily a provider of voice, data, broadband and related services to consumers, businesses and wholesale customers, mostly on a local and regional basis in its 13-state region.

For its part, AT&T provides a broad array of voice, data and IP-based services to customers on its global and national IP-based networks.  It has a presence in more than 50 countries, allowing it to compete for the business of the largest global enterprises.  AT&T has been a leader in the development of innovative products through its AT&T Labs.  Although AT&T had in the past marketed local and long-distance service to mass-market customers, in mid-2004, it made an irreversible decision to discontinue such marketing.

Q.                                    WILL THIS MERGER CREATE A WHOLE STRONGER THAN THE SUM OF ITS PARTS?

A.                                    Yes.  The combined SBC and AT&T will be a stronger and more enduring U.S.-based global competitor than either company could be alone, capable of delivering the advanced network technologies necessary to offer integrated, innovative high quality and competitively priced telecommunications services to meet the national and global needs of all classes of customers worldwide.  Thus, for example, in Arizona, large enterprise customers will be assured of a competitive alternative that will provide state-of-the-art technologies and efficient, high-quality service.  Furthermore, the combined organization will have the resources, expertise and incentives to adapt the sophisticated products that AT&T has developed for its enterprise customers to the needs of small and medium businesses and consumers, and the marketing expertise and infrastructure to reach those customers.

Q.                                    SBC HAS PRIMARILY FOCUSED ON OPERATIONS IN A 13-STATE REGION.  HOW HAS SBC TRIED TO BECOME A NATIONWIDE PROVIDER?

A.                                    To attempt to address its limited geographic presence out of region, SBC has formed strategic and commercial relationships to use third party networks for transport and local access in areas where we lacked our own network facilities.  The most significant of these has been with Wiltel.  Large business customers are, however, often hesitant to award SBC a prime supplier role in major contracts because it cannot guarantee its ability to manage and control the networks over which the service is provided.  The reason for this reluctance is that on-net traffic is better controlled by the primary network provider; there is less opportunity for delays or trouble at network-to-network interconnect points, less risk of missed orders or provisioning delays between networks, and on-net providers can control all of the network elements and give the highest degree of accountability and performance, among other reasons.

Q.                                    HAVE SBC’S OUT-OF-REGION EFFORTS INCLUDED ATTEMPTS TO WIDEN ITS PRODUCT RANGE?

A.                                    Yes.  SBC’s efforts to expand out-of-region also included working to expand our product portfolio, especially for data and converged voice-data services.  SBC’s historic strength has been in the consumer and small-to-medium business segments of the market.  These consumer and smaller business customers, in addition to being more local or regional, have to date required less sophisticated products and service, both for voice and data communications.  Large enterprises, on the other hand, are extremely demanding, and they want the most feature-rich, cost-effective, flexible, reliable and secure communications services available.

Q.                                    PLEASE DESCRIBE SBC’S PROGRESS IN DEVELOPING THESE NEW PRODUCTS?

A.                                    Like the task of creating a national and international network for purposes of geographic expansion, the product development effort to meet the needs of large enterprise customers is extremely costly and time consuming.  SBC continues to lag significantly behind companies like AT&T, MCI, and system integrators, which have continued to enhance and improve their abilities to provide the differentiating managed and system integration capabilities and sophisticated network applications, such as call routing and service management tools.

Q.                                    ABSENT CONSUMMATION OF THE MERGER WITH AT&T, WHAT WOULD SBC’S PROSPECTS BE FOR THE ENTERPRISE MARKET?

A.                                    For the reasons described above, our competitive success is greatest among consumer and smaller business customers, particularly in our 13-state region.  As we have begun to compete for larger business customers, our success rate likewise has been greatest with customers that are predominantly within our region and customers that have fewer locations.  By contrast, our success has been much more limited with larger enterprises, particularly with those business customers with a large portion of their locations outside of our region.  In fact, recognizing our competitive disadvantage with larger business customers that have a significant portion of their locations outside our region, our sales strategies identify and pursue only those accounts that we are best suited to serve, namely those that closely fit the description of our past successes.

Q.                                    HOW WILL CONSUMMATION OF THE MERGER HELP THE COMBINED ORGANIZATION COMPETE IN THE ENTERPRISE, SMALL-BUSINESS AND RESIDENTIAL MARKETS?

A.                                    The combination of the complementary strengths of SBC and AT&T will result in a more effective competitor in all customer segments.  The merged firm will be a financially stronger competitor that is better able to deliver the advanced network technologies necessary to offer integrated, innovative, high quality and competitively priced telecommunications services.  The combined organization will have the financial ability to continue cutting edge research and product development.  In addition, because of its broader and more diverse customer base, the combined organization will have a greater incentive to invest in R&D and capital improvements.  These developments will result in a financially stronger competitor that is better able to deliver the advanced network technologies necessary to offer integrated, innovative, high quality and competitively priced telecommunications services.

Q.                                    WILL THE MERGER NEGATIVELY AFFECT COMPETITION IN ARIZONA IN ANY MARKET SEGMENT?

A.                                    No.  Today, as I mentioned, SBC’s competitive presence in Arizona is not significant.  Last year, our Arizona operating subsidiaries served less than 1/10th of one percent (0.1%) of the total residential and business service lines which were in service for Qwest.  The merger will accordingly result in no meaningful reduction in competition in Arizona.  On the contrary, the merger will enhance competition in this state by resulting in a more robust company that is better able to meet the challenges of the quickly evolving industry.

Q.                                    FROM A “PRODUCT” POINT OF VIEW, WHAT WILL BE THE BENEFITS OF THE MERGER?

A.                                    The combined organization will have enormous incentives to innovate, raise productivity and improve the price/performance of its products as it meets the continuing competitive threat of both traditional competitors, customer-premise equipment manufacturers and non-traditional rivals such as system integrators, cable companies, independent VoIP providers and others.

Q.                                    DESCRIBE HOW THE MERGED ENTITY WILL BE ABLE TO INCREASE DEVELOPMENT OF NEW PRODUCTS.

A.                                    The combination of the research skills and infrastructure of AT&T Labs with SBC’s access to capital and marketing expertise will yield increased innovation.  SBC’s emphasis on services to its residential and small and medium business customers will provide the incentive for more rapid deployment of AT&T’s advanced technologies to those customers.

Q.                                   HOW WILL THE MERGER AFFECT QUALITY OF SERVICE?

A.                                    The transaction will permit the merged firm to provide improved quality of service to all consumers through integration of AT&T’s broad national and global IP network with SBC’s network.  This will allow a more efficient and cost-effective distribution of network traffic, as well as the redeployment of redundant equipment and facilities.  The reduced handoffs between networks, reduced “choke points,” reduced latency (i.e., delayed signal flow) and reduced packet loss resulting from integrating the networks we expect will lead to higher quality service, increased security and increased reliability.

Q.                                    DOES SBC PLAN ON EXPANDING ITS PRODUCT LINE IN THE WAKE OF THE MERGER?

A.                                    Yes.  First, in the enterprise segment, SBC expects that the merged firm will be able to more quickly develop and deploy new innovative products.  Second, SBC also expects that many of the innovations pioneered by AT&T Labs will be applicable to mass-market and medium-sized businesses.  Particularly in the areas of fraud detection and security solutions, network storage, and Internet data centers (that host and distribute IP-based services), AT&T has developed enterprise solutions that SBC believes may be applicable to a broader market.

Q.                                    PLEASE DESCRIBE THE COST SAVINGS THAT WOULD RESULT FROM CONSUMMATION OF THE MERGER.

A.                                    The merger of SBC and AT&T will result in substantial savings in both fixed and variable costs of operations.  Anticipated synergies are over and above benefits expected from each company’s on-going productivity initiatives in the absence of a transaction.  Improved efficiencies and cost savings will be derived from areas such as: elimination of duplicate facilities; consolidation of billing and operating support systems; greater utilization of network assets by combining the companies’ traffic streams (especially as applications increasingly become IP); greater scalability from business process improvements (including mechanization functions and higher flow-through rates); greater scalability from standardization and automation of IT systems and elimination of duplicative IT development projects; and reduction of off-net, third party network expenses.  The synergies are anticipated to commence immediately and reach an annual run rate of $2 billion by 2008.(9)  SBC estimates the net present value of these synergies, net of costs to achieve, is approximately $15 billion.  Wall Street research analysts have generally agreed that the synergies identified by SBC are reasonable and achievable.

Q.                                    HOW WILL ARIZONA CUSTOMERS BENEFIT FROM THESE COST-SAVINGS?

A.                                    As I’ve explained above, the combined organization will be a more efficient and aggressive competitor, with substantially increased incentives to invest in innovation and to deploy new technologies to all market segments.  Thus, for example, to the extent the merged company is able to manage its global network

(9) Expected synergies are described more fully in materials presented at the Special Analyst Meeting by SBC and AT&T on February 1, 2005 (available at www.sbc.com).

more efficiently by reducing the costs of handing off Internet traffic, it will have more resources to devote to the development of innovative products that will benefit all customers large and small.

Q.                                    MR. MOORE, DO YOU HAVE A RECOMMENDATION FOR THE COMMISSION?

A.                                    Yes.  On behalf of the Applicants, we would request that the Commission approve the Joint Notice and enter its Order approving the Agreement and Plan of Merger.  In order to assist us in timely securing all necessary state and federal approvals, we would also ask that the Commission enter its Order as promptly as possible.

Q.                                   DOES THIS CONCLUDE YOUR TESTIMONY?

A.                                   Yes.

Exhibit A

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283).  Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.

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